Exhibit 99.1

Prenetics Announces Formation of Scientific Advisory Board to Support

New Business Strategy in Precision Oncology

LONDON AND HONG KONG, March 2, 2023 – Prenetics Global Limited (NASDAQ: PRE), a leader in genomic and diagnostic testing, is proud to announce the formation of a new Prenetics Scientific Advisory Board (the ‘SAB’) to provide strategic input based on their scientific knowledge and clinical expertise to help guide the further development of Prenetics’ diagnostic cancer genomics platform.

Prenetics has been at the forefront of genomic and diagnostic testing, providing a wide range of genetic testing services to individuals and healthcare professionals around the world. The SAB includes a diverse group of highly respected experts in oncology and genomics, each with unique expertise and backgrounds in the field of precision oncology. Members of the board include Prof. Tony Mok, Prof. Pasi Jänne, Prof. Pan-Chyr Yang, Dr. Hua-Chien Chen, Dr. Frank Ong, and Dr. Lawrence Tzang.

“We are honoured to have these accomplished scientific thought-leaders join Prenetics’ SAB,” said Danny Yeung, CEO and Co-Founder of Prenetics. “Their insights and experience will be an invaluable asset to fuel our innovative solutions in the field of precision oncology. We are particularly excited in the area of early detection for cancer and will share more details in the coming months.”

“We are thrilled to have Prof. Mok chair our SAB,” Mr. Yeung continued, “Prof. Mok’s passion for innovation make him a great fit for Prenetics and look forward to working together to transform the way cancer is identified and treated. Prof. Mok’s research has already guided the development of breakthroughs for lung cancer treatment and he has been recognized globally for his impact on the field of precision oncology.”

Prof. Mok added “I am delighted to be joining Prenetics and to have the opportunity to work with such a dynamic and innovative team. Precision oncology is a rapidly evolving field, and I believe that Prenetics is well-positioned to make a significant impact in this area. I look forward to contributing my expertise to this important work.”

Prenetics’ SAB appointees include:

Prof. Tony S. K. Mok

Prof. Mok will lead the SAB and currently serves as Chairman of the Department of Clinical Oncology of Chinese University of Hong Kong, is a non-executive director of AstraZeneca plc (LON:AZN), and an independent director of HUTCHMED (China) Limited (Nasdaq/AIM: HCM; HKEX: 0013). His main research interest focuses on biomarker and molecular targeted therapy in lung cancer.

Prof. Mok was the Principal Investigator and first author on the landmark IRESSA® Pan-Asia Study (IPASS), which was the first study that confirmed the application of precision medicine for advanced lung cancer. He has also led and co-led multiple studies including the FASTACT 2, IMPRESS, ARCHER 1050, ALEX and AURA 3. These projects address various aspects on management of EGFR mutation positive lung cancer, and have played a significant role in defining current practice. Prof. Mok has also engaged in clinical research on ALK positive lung cancer and immunotherapy. The series of clinical trials, led or co-led by Professor Mok, have defined precision medicine. His work has been adopted by multiple international guidelines including NCCN, AMP/IASLC/CAP, ASCO and ESMO.

Prof. Pasi A. Jänne, MD, PhD

Prof. Pasi Jänne is a globally renowned translational thoracic medical oncologist at the Dana Farber Cancer Institute and Professor of Medicine at Harvard Medical School. He is also the Director of the Lowe Center for Thoracic Oncology and the Director of the Belfer Center for Applied Cancer Science. Prof. Jänne’s research combines laboratory-based study with translational research in clinical trial of novel therapeutic agents in patients with lung cancer. He has made seminal therapeutic discovery including co-discovery of EGFR mutations and has led the development of therapeutic strategies for patients with EGFR mutant lung cancer.

Prof. Pasi Jänne’s translational research work also led to the successful development of HER3-ADC in NSCLC and combination with Osimertinib to further enhance the potential efficacy of HER3-ADC. Prof. Jänne has received multiple awards for his work including from the AACR, ESMO and ASCO.

Prof. Pan-Chyr Yang, PhD

Prof. Yang is the former President of Taiwan University and has been a professor in the department of internal medicine at the College of Medicine for 27 years. He has also served as the Director of the Advisory Office for the Ministry of Education and as Dean for the College of Medicine at Taiwan University. Dr. Yang was honoured with the Joseph W. Cullen Prevention/Early Detection Award at the International Association for the Study of Lung Cancer (IASLC) 2020 World Conference on Lung Cancer.

Prof. Yang is a pioneer and leader in pulmonary ultrasound diagnostics and therapeutics that have revolutionized the management of pulmonary diseases which include lung cancer. He has led a research group to develop the method for detection and quantification circulating cancer cells in peripheral blood and to better predict the prognosis and response to treatment for lung cancer patients. His has led a research group to discover novel genes and pathways that associated with lung cancer pathogenesis and progression. They identified specific gene expression and microRNA signatures that can assist to predict the treatment outcome and may be beneficial for personalized therapy of lung cancer patients.

Dr. Hua-Chien Chen, PhD

Dr. Hua Chien Chen is the Co-founder and the Chief Scientific Officer of ACT Genomics. He has more than 20 years of experience in cancer biology, genomics and drug discovery. Dr. Hua Chien Chen earned his PhD in Biochemistry from National Yang-Ming University in Taiwan and completed his postdoctoral training in Molecular Biology at Case Western Reserve University in the USA.

In 1998, Dr Hua Chien Chen was an Assistant Investigator at the National Health Research Institute, where he worked on the discovery and development of molecular targets for new drugs. Dr. Chen then joined TaiGen Biotechnology as the Biology Director, where he oversaw the drug screening program. From 2006 to 2014, Dr. Chen took up a position as Associate Professor at Chang Gung University, where he established a multiplexed micro-RNA quantification platform for the Molecular Medicine Research Center. This platform was developed to identify non-invasive biomarkers for cancer and other diseases. Dr. Hua Chien Chen has extensive experience in the biotech industry, technology-based project evaluation and license negotiation. Dr. Chen is also an accomplished scientist and acknowledged expert in the fields of molecular biology, oncology and genomics.

Dr. Frank S. Ong, MD

Dr. Frank Ong, MD. Chief Medical Officer for Prenetics and Interim CEO for ACT Genomics is a seasoned industry-leading physician-scientist in Clinical Development (Certified Principal Investigator, Certified Clinical Research Professional, Medical Monitor) and Medical Affairs with clinical fellowship specialization in medical genetics and sub-specialization in clinical molecular genomics laboratory testing for hereditary oncology, common and rare hereditary adult and pediatric conditions, pharmacogenetics, carrier screening, and women’s health. Prior to joining Prenetics as Group Chief Medical Officer, Dr. Ong was the Chief Medical Officer and Chief Scientific Officer of Everly Health and held previous leadership roles in Guardant Health (NASDAQ:GH), Illumina (NASDAQ: ILMN) and Roche (SWX: ROG). Dr. Ong led the first FDA 510(k) cleared NGS-based assay and NGS platform in 2013 as well as the first at-home COVID test to obtain Emergency Use Authorization by the US FDA in 2020.

Dr. Ong received his Medical Doctorate at the Keck School of Medicine of the University of Southern California in 2002, and completed his residency and fellowship at the University of California, Los Angeles and Cedars-Sinai Medical Center before serving on the faculty at Cedars-Sinai Medical Center.

Dr. Lawrence T.C. Tzang, Ph

Dr. Lawrence Tzang is the Co-Founder of Prenetics and has served as its Chief Scientific Officer and director since its founding in 2014. He has more than 20 years of experience in molecular diagnostics, genomics as well as laboratory automation. Dr. Tzang has been a registered Medical Laboratory Technologist I at the Board of Medical Laboratory Technologist since 2013, a founding member and ex-secretary at the Hong Kong Society for Behavioral and Neural Genetics in 2011-2022 and a fellow of the Hong Kong Society for Molecular Diagnostic Sciences since 2008. Dr. Tzang received his Ph.D. in Molecular Biology in 2003 and post-doctoral research fellowship at Department of Biology & Chemistry of the City University of Hong Kong from 2003 to 2009.

Dr. Tzang used microarray technologies on gene expression profiling for cancer researches, including vimentin and clusterin gene expression in hepatocellular carcinoma metastasis and key role of a protein in hepatocarcinogenesis, as well as drug resistance in cervical carcinoma. Dr. Tzang has also developed a biochip based genotyping platform for human papillomavirus genotyping and prevalence analysis in cervical cancer. In addition, he also participated in deep proteome profiling of sera from never-smoked lung cancer patients.

About Prenetics

Prenetics is a leading genomics and precision oncology company dedicated to transforming patient care through advanced genomic and molecular technologies. Our new business focus is on precision oncology, specifically on early detection and treatment. We recently acquired ACT Genomics, the only Asia-based company to receive FDA clearance for a comprehensive genomics profiling test for solid tumors. ACT has also enabled us to expand our capabilities and offer comprehensive cancer solutions to patients worldwide. Our team of world-class scientists, healthcare experts, and technology innovators are committed to driving forward precision oncology to improve patient outcomes. At Prenetics, we believe that every patient deserves personalized, effective, and affordable cancer care, and we are dedicated to making that a reality. Prenetics is listed on NASDAQ with the ticker PRE. To learn more about Prenetics, visit www.prenetics.com

About ACT Genomics

ACT Genomics is an innovation-driven cancer solution provider with offices in Taipei, Hong Kong, Singapore, Tokyo, Bangkok and the United Kingdom. With its Next-Generation Sequencing (NGS) technology, CAP-accredited laboratories, experienced bioinformatics team, and proprietary AI algorithms, ACT Genomics provides optimal cancer treatment planning, immunotherapy evaluation, cancer relapse and drug resistance monitoring, as well as cancer risk assessment services to medical professionals. Its motto is “Turn Genomics into Action”. ACT Genomics is a group company of NASDAQ-listed Prenetics. To learn more about ACT Genomics, visit www.actgenomics.com.

Investor Relations Contact:

Email: investors@prenetics.com

ICR Westwicke:

Caroline Corner             +1 415 202 5678            Email: caroline.corner@westwicke.com

Media contact:

Strategic Public Relations Group

Corinne Ho                    +852 2114 4911            Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are based on estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Prenetics and ACT Genomics. Any such estimates and assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. These statements include, but are not limited to, statements by our management or the board regarding plans, objectives, strategic direction of Prenetics and ACT. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Because of these uncertainties, you should not make any investment decisions based on our estimates or forward-looking statements. All information provided in this press release is as of the date of this press release. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.